UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): EQUINOX MINERALS LIMITED

B.	(1) This is [check one]
☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with
Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant EQUINOX MINERALS LIMITED

Form type Form CB

File Number (if known) 005-82167

Filed by EQUINOX MINERALS LIMITED

Date Filed (if filed concurrently,
so indicate) March 8, 2011 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of

                          Canada

and has its principal place of business at

              200 Bay Street, Suite 2940

              Toronto, Ontario, Canada

              M5J 2J2

              Telephone: (416) 865 3393

E.	The Filer designates and appoints Corporation Service Company (“Agent”) located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036 (Tel. (800) 927-9801) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on March 8, 2011 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB; the securities to which the Form CB relates; and the transactions in such securities.

[Signature page follows]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 8th day of March, 2011.

EQUINOX MINERALS LIMITED

By:	/s/ Carl Hallion
Name: Carl Hallion Title: Vice President, Business Development

This statement has been signed by the following person in the capacity and on the date indicated.

CORPORATION SERVICE COMPANY as Agent for Service of Process for Equinox Minerals Limited

By:	/s/ David W. Nickelsen
Name: David W. Nickelsen Title: Customer Service Representative Date: March 8, 2011